Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

January 28, 2016

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance Senior Floating-Rate Trust (“SFRT”), (File Nos.: 333-207589; 811-21411) and Eaton Vance Senior Income Trust (“SIT”) (File Nos.: 333-207588; 811-09013) (each a “Fund” or a “Trust” and collectively, the “Funds” or the “Trusts”)

Dear Ms. Larkin:

This letter responds to comments you provided telephonically to the undersigned on November 23, 2015 regarding each Fund’s registration statement filed on Form N-2 on October 23, 2015. Comments apply to both Funds unless otherwise indicated.  The comments and Registrant’s responses are set forth below.

Prospectus

Comment 1:

The Trust will pursue its objective by investing its assets primarily in Senior Loans. Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans of domestic and foreign borrowers that are denominated in U.S. dollars, euros, British pounds, Swiss francs, Canadian dollars and Australian dollars (each an “Authorized Foreign Currency”) making payments in such Authorized Foreign Currency.

Why is the 80% test based on total assets rather than total net assets plus borrowings per 35d-1?

Response 1:

For the purposes of the 80% test, total assets will be defined as net assets plus any borrowings for investment purposes, including any outstanding preferred shares. This sentence will be incorporated into the above text in each Fund’s prospectus.

Comment 2:

Because of the protective features of Senior Loans (being both senior in a Borrower’s capital structure and secured by specific collateral), the Adviser believes, based on its experience, that Senior Loans tend to have more favorable loss recovery rates compared to most other types of below investment grade obligations which are subordinated and unsecured.

With respect to the language above, please answer the following:

a.

Please identify the securities to which the loans are senior and those securities to which the loans are not senior.

b.

Are all the senior loans to which the Fund invests secured by specific collateral?

c.

Will the Fund always have a security interest in the collateral?

d.

To what extent does the Fund invest in CLO’s and if so, what tranche, and if a low tranche, provide the appropriate risk?

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January 28, 2016

Response 2a-d:

The language in italics above will be removed from each Fund’s Prospectus.  For additional information on Senior Loans, please see “Senior Loans” under “Special Risk Considerations” in each Fund’s prospectus.  For Comment 2d, please see response to Comment 17.

Comment 3:

Leverage. The Trust currently uses leverage created by issuing Auction Preferred Shares (“APS”) as well as by loans acquired with borrowings.

Will the Funds offer preferred shares within 12 months of the effective date of the filing?

If yes, disclose and state what effect it will have on common shareholders.

Response 3:

The Funds do not currently intend to issue preferred shares within 12 months of the effective date of the filing.

Comment 4:

Why is the section entitled, “Cautionary Notice Regarding Forward-Looking Statements” included on p. 3?

Should it be moved to later in the Prospectus because Items 1 and 2 should only be two pages?

Response 4:

The section entitled “Cautionary Notice Regarding Forward-Looking Statements” will be moved to immediately following the table of contents in each Fund’s prospectus.

Comment 5: (SIT only)

Does the Fund have an expected average duration? If yes, add disclosure.

Response 5:

SIT does not have an expected average duration.

Comment 6: (SFRT only)

Under normal market conditions, Eaton Vance expects the Trust to maintain a duration of less than one year (including the effect of anticipated leverage).

In plain English, either explain duration, move up the language in parenthesis on p. 6 or state that you do not want to move.

Response 6:

We will move the language in parenthesis on p. 6 in SFRT Prospectus to immediately following the sentence listed above which is included in the “Investment Objectives, Policies and Risks” Section.  For your reference the language being moved is listed below.

In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument's expected principal and interest payments. Duration differs from maturity in that it considers a security's yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures.

Comment 7:

The Trust may purchase or sell derivative instruments (which derive their value from another instrument, security or index) for risk management purposes, such as hedging against fluctuations in Senior Loans and other securities prices or interest rates. Transactions in derivative instruments may include the purchase or sale of futures contracts on securities, indices and other financial instruments, credit-linked notes, tranches of collateralized loan obligations and/or collateralized debt obligations, options on futures contracts, and exchange-traded and over-the-counter options on securities or indices, and interest rate, total return and credit default swaps.

7a.

How will the Funds comply with the Section 18 requirements regarding asset coverage depending on the type of derivatives employed by the Fund?  This information should be included in the Fund’s Statement of Additional Information (“SAI”).

Response 7a:

In each Fund’s SAI under “Other Investments - Derivative instruments,” the section entitled “Asset Coverage” addresses this topic and will be updated to read as follows:

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January 28, 2016

To the extent required by SEC guidance, if a transaction creates an obligation of the Trust to another party, it will: (1) cover the obligation through entry into an offsetting position or transaction; and/or (2) segregate cash and/or liquid securities with a value marked-to-market at least equal (together with the collateral posted with respect to the transaction) to its obligations. Assets used as cover or segregated cannot be sold while the position(s) requiring coverage is open unless replaced with other appropriate assets. The types of transactions that may require asset coverage include (but are not limited to) reverse repurchase agreements, repurchase agreements, short sales, securities lending, forward contracts, options, forward commitments, futures contracts, when-issued securities, swap agreements and residual interest bonds.

7b.

How are CLO’s and CDO’s, junior debt and equity tranches counted as senior loans for the 35d-1 test?

Response 7b:

CLO’s and CDO’s, junior debt and equity tranches are not considered senior loans for the 35d-1 test.

7c.

If the Fund writes (sells) credit default swaps, will it cover the full notional value of the swap? Please state in the SAI.

Response 7c:

Although each Fund does not intend to write (sell) credit default swaps, under the current Investment Company Act of 1940, Section 18 requirements, if a fund were to enter into such a transaction, it would be required to segregate the full notional amount that would be payable under the agreement.  Language is included in each Fund’s SAI stating that the Fund will segregate assets to the extent required by SEC guidance. Please see Response 7a.

7d. (SIT only)

Does the Fund do any of the following: purchase or sell derivatives for diversification purposes, to change the duration of the Fund or to leverage the Fund?  If so, please add such disclosure.

Response 7d:

The Fund does not purchase or sell derivatives for diversification purposes, to change the duration of the Fund or to leverage the Fund.

Comment 8:

Add the following disclosures to the Senior Loan Risk.

“Investments in bank loans may not be securities and may not have the protections of federal securities laws.”

Response 8:

This language will be added to the Senior Loan Risk.

Comment 9: (SIT only)

Has this Fund’s APS shares been rated by Fitch?

Response 9:

SIT’s APS shares have not been rated by Fitch.

Comment 10:

Summary of Trust Expenses

10a.

Please add the following disclosure to the “Percentage of net assets attributable to Common Shares (assuming the issuance of preferred shares/or borrowing)” footnote in the table:

 ”If the assumptions used change over the course of time, the registration statement will be stickered accordingly.“

Response 10a:

The following language will be added to the “Percentage of net assets attributable to Common Shares (assuming the issuance of preferred shares/or borrowing)” footnote in the table.

”If the assumptions used change materially over the course of time, the registration statement will be stickered accordingly. “

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January 28, 2016

10b.

Align the decimal point.

Response 10b:

The decimal points will be aligned in the table.

10c.

If Other expenses are estimates, state that.

Response 10c:

Other expenses are actual expenses.  As a result, we will not be changing the disclosure.

10d. (SFRT only)

Information should be based on the full fiscal year-end as of October 31, 2014, unless a stub period.

Response 10d:

Information provided on the Summary of Trust Expenses will be as of October 31, 2015.

10e. (SFRT only)

Confirm the Acquired Fund Fees and Expenses are rolled into Other Expenses because they are less than one basis point.

Response 10e:

As of October 31, 2015, the Acquired Fund Fees and Expenses exceeded one basis point, as a result they will be shown as a separate line item.

10f. (SFRT only)

Check the calculation of the expense table and confirm the expense amounts listed in the Example are correct.

Response 10f:

The expense table will be updated as of October 31, 2015, and the expense example calculation will be reviewed.

Comment 11:

Financial Highlights

11a.

Present all numbers with the same amount of decimal places.

Response 11a:

The presentation of each Fund’s Financial Highlights is consistent with the presentation in the Fund’s Annual Report, as audited by the Fund’s Independent Registered Public Accounting Firm.  As a result, we respectfully decline to incorporate this comment.

11b.

State that the financial statements are audited, if applicable.

Response 11b:

The introductory paragraph to the Financial Highlights table will be revised as follows:

“This table details the financial performance of the Common Shares, including total return information showing how much an investment in the Trust has increased or decreased each period.  This information has been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The report of Deloitte & Touche LLP and the Trust’s financial statements are incorporated herein by reference and included in the Trust’s annual report, which is available upon request.”

11c.

“Net investment income” should be shown to the nearest cent, if the offering price is computed in tenths of a percent.

Response 11c:

The presentation of each Fund’s Financial Highlights is consistent with the presentation in the Fund’s Annual Report as audited by the Fund’s Independent Registered Public Accounting Firm.  As a result, we respectfully decline to incorporate this comment.

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January 28, 2016

11d.

For “Senior Securities”, please add “The Fund reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitment.”

Response 11d:

The presentation of each Fund’s Financial Highlights is consistent with the presentation in the Fund’s Annual Report as audited by the Fund’s Independent Registered Public Accounting Firm.  As a result, we respectfully decline to incorporate this comment, at this time.  However, we will consider adding this language to each Fund’s Financial Statements going forward.

Comment 12:

Trading and NAV Information Item 8.5.d of Form N-2 – Please add the disclosure specified in the item.

a.

Disclose whether the Fund’s common stock has historically traded for an amount less than, equal to or exceeded net asset value.

b.

Disclose any methods undertaken or to be undertaken to reduce any discount and briefly discuss the effects these measures have or may have.

Response 12 a and b: The following language will be added to the “Trading and NAV Information” section in each Fund’s Prospectus:

“The Trust’s common shares have historically traded both at a premium and a discount to NAV. The Trust cannot predict whether its shares will trade in the future at a premium or discount to NAV. The provisions of the 1940 Act generally require that the public offering price of common shares (less any underwriting commissions and discounts) must equal or exceed the NAV per share of a company’s common stock (calculated within 48 hours of pricing). The Trust’s issuance of common shares may have an adverse effect on prices in the secondary market for the Trust’s common shares by increasing the number of common shares available, which may put downward pressure on the market price for the Trust’s common shares. Shares of common stock of closed-end investment companies frequently trade at a discount from NAV.  See “Additional Risk Considerations - Discount from or Premium to NAV.”

In addition, the Trust’s Board of Trustees has authorized the Trust to repurchase up to 10% of its outstanding common shares (as of the date of such authorization) in open-market transactions at a discount to net asset value. The repurchase program does not obligate the Trust to purchase a specific amount of shares. The results of the repurchase program are disclosed in the Trust’s annual and semi-annual reports to shareholders.  See “Description of Capital Structure – Repurchase of Common Shares and Other Discount Measures.””

INVESTMENT OBJECTIVES, POLICIES AND RISKS

Comment 13: (SFRT only)

Under normal market conditions, Eaton Vance expects the Trust to maintain an average duration of less than one year (including the effect of anticipated leverage).

Add an explanation as to how leverage will effect duration.

Response 13:

Because the unlevered version of this Fund has such a low duration, the impact of leverage on the Fund’s duration has historically been de minimus.   As a result, we respectfully decline to include additional language.

Comment 14:

The Trust may accept equity securities in connection with a debt restructuring or reorganization of a Borrower either inside or outside of bankruptcy.

Confirm the Fund will not hold more than 20% in equity securities as that would be a 35d-1 issue.

Response 14:

Each Fund will not hold more than 20% in equity securities as calculated at the time of purchase.

Comment 15:

The Trust may purchase shares of other investment companies with a similar investment objective and policies as permitted under the 1940 Act. Such investments are limited to 10% of total assets overall, with no more than 5% invested in any one issuer. The value of shares of other closed-end investment companies is affected by risks similar to those of the Trust, such as demand for those securities regardless of the demand for the underlying portfolio assets. Investment companies bear fees and expenses that the Trust will bear indirectly, so investors in the Trust will be subject to duplication of fees. The Trust also may invest up to 5% of its total assets in structured notes or derivatives with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes or instruments. The rate of return on the structured note may be determined by applying a

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January 28, 2016

multiplier to the rate of total return on the referenced Senior Loan or Loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss; as a result, a relatively small decline in the value of a referenced Senior Loan could result in a relatively large loss in the value of a structured note or derivative. Common Shares of other investment companies and structured notes or derivatives as discussed above that invest in Senior Loans or baskets of Senior Loans will be treated as Senior Loans for purposes of the Trust’s policy of normally investing at least 80% of its assets in Senior Loans, and may be subject to the Trust’s leverage limitations.

Why does last sentence state “may” rather than “will”?

Response 15:

The last sentence states “may” rather than “will” because not all investments identified in the sentence involve leverage, as such, certain of those investments would not be subject to the Trust’s leverage limitation.

Comments 16:

Senior Loans

The Trust expects primarily to purchase Senior Loans by assignment from a participant in the original syndicate of lenders or from subsequent assignees of such interests. The Trust may also purchase participations in the original syndicate making Senior Loans. Such indebtedness may be secured or unsecured.

16a.

With respect to the assignment, what rights will the Fund have versus the actual borrower and lender?

Response 16a:

The following sentence will be included to this section:

“The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement and has the same rights and obligations as the assigning investor. However, assignments through private negotiations may cause the purchaser of an assignment to have different and more limited rights than those held by the assigning investor.”

16b.

If the Fund primarily invests in assignments that are unsecured, please move the language up to be more prevalent.

Response 16b:

Each Fund does not invest primarily in unsecured assignments.  As a result, we respectfully decline to move the language.

Comment 17:

Collateralized loan obligations (“CLO”)

The assets, typically Senior Loans, are used as collateral supporting the various debt tranches issued by the SPV. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of CLO holders.

To what extent does the Fund invest in CLO’s and if so, what tranche and if a low tranche provide the appropriate risk?

Response 17:

Each Fund has historically invested less than 5% of its total assets in CLO’s.  Each Fund has historically invested in tranches rated BB and BBB.  As a result, we respectfully decline to include additional low tranche risk information.

Comment 18:

Credit Default Swaps

The Trust will segregate assets in the form of cash and cash equivalents in an amount equal to the aggregate market value of the credit default swaps of which it is the seller, marked to market on a daily basis.

Explain analysis as to why the notional value is not being segregated.

Response 18:

The sentence above will be deleted in each Fund’s Prospectus.  Although each Fund does not intend to write (sell) credit default swaps, under the current Investment Company Act of 1940, Section 18 requirements, if a fund were to enter into such a transaction, it would be required to segregate the full notional amount that would be payable under the agreement.  Language is included in each Fund’s SAIs stating that the Fund will segregate assets to the extent required by SEC guidance. Please see Response 7a.

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January 28, 2016

Comment 19:

Include information required by Item 9.1.f and Item 10 of Form N-2.

Response 19:

For Item 9.1.f., the following language will be added to each Fund’s Prospectus:

“The Trust is responsible for all expenses not expressly payable by another party (such as the expenses required to be paid pursuant to an agreement with the investment adviser or administrator).”

In addition, please see in each Fund’s SAI the section entitled, “Investment Advisory and Other Services.”

For Item 10, please see the section entitled, “Description of Capital Structure” in each Fund’s Prospectus.

SAI

Comment 20:

Senior Loans

Structure of Senior Loans

The Trust also may invest in "Participations." Participations by the Trust in a Loan Investor's portion of a Senior Loan typically will result in the Trust having a contractual relationship only with such Loan Investor, not with the Borrower.

If participations are part of the principal investment strategies, please include disclosure in the Prospectus and include the risks.

Response 20:

Neither Fund invests in participations as part of its principal investment strategies, as such the disclosure will not be included in each Fund’s Prospectus.

Comment 21:

Other Investments

Add risk for the following:

•

Convertible Securities

•

Fixed-Income

•

Zero Coupon Bonds

•

Foreign Currency Transactions

Response Comment 21:

Please see Appendix A, which includes the revised disclosure for the four investment types listed above.  This disclosure will replace the existing disclosure in each Fund’s SAI in the section entitled, “Additional Information and Restrictions.”

Comment 22:

Trustees and Officers table

22a.

Add a parenthetical explanation as to what type of company Hexavest is.

Response 22a:

A parenthetical explanation will be included which states, “investment management firm”

22b.

Explain what is meant by Class II and Class III, unless you believe it is clear as is and if so, then explain why you believe that it is clear.

Response 22b:

The following footnote will be added to the Trustees and Officers table:

“The Board of Trustees is divided into three classes, each class having a term of three years to expire on the date of the third annual meeting following its election.”

22c.

Please include in William Park’s description under “Principal Occupation(s) during the Past Five Years and Other Relevant Experience,” what type of consultant work he performed.

Response 22c:

The language will be revised to read as follows:

“Formerly Consultant (management and transactional) (2012-2014).”

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January 28, 2016

22d.

Please be consistent with your description of Pricewaterhouse Coopers.

Response 22d:

The description used to describe Pricewaterhouse Coopers will be as follows:

“an independent registered public accounting firm”

Comment 23:

Investment Advisory and Other Services

Please include the following information required by Item 20 of Form N-2.

•

Disclosure on the dollar amount of advisory fees for the past three years

•

Disclosure on the method for calculation of advisory fees

•

Disclosure on the allocation of advisory fees

Response 23:

The above listed information will be included to the “Investment Advisory and Other Services” Section.

Comment 24:

Eaton Vance’s Method to Determine Compensation.  Please add the definition of Sharpe Ratio.

Response 24:

The following definition of Sharpe Ratio will be added to the section entitled, “Eaton Vance’s Method to Determine Compensation.”

 “Sharpe Ratio uses standard deviation and excess return to determine reward per unit of risk.”

Comment 25:

Include the information required by Item 20.6 of Form N-2.

Response 25:

The following information will be added to each Fund’s SAI:

State Street Bank and Trust Company (“State Street”), State Street Financial Center, One Lincoln Street, Boston, MA 02111, is the custodian of the Trust and maintains custody of the securities and cash of the Trust. State Street maintains the Trust’s general ledger and computes net asset value per share at least weekly. State Street also attends to details in connection with the sale, exchange, substitution, transfer and other dealings with the Trust’s investments, and receives and disburses all funds. State Street also assists in preparation of shareholder reports and the electronic filing of such reports with the SEC.

PART C

Comment 26 (SFRT):

Item 29 – Please confirm the headings are correct for the Title of the class.

Response 26:

Item 29 in Part C will be updated to reflect the accurate headings.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Lee

Vice President

Appendix A

Convertible Securities

The Trust may invest in convertible securities. A convertible security is a bond, debenture, note, preferred security, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security entitles the holder to receive interest paid or accrued or the dividend paid on such security until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. A convertible security ranks senior to common stock in a corporation’s capital structure but is usually subordinated to comparable nonconvertible securities. Convertible securities may be purchased for their appreciation potential when they yield more than the underlying securities at the time of purchase or when they are considered to present less risk of principal loss than the underlying securities. Generally speaking, the interest or dividend yield of a convertible security is somewhat less than that of a non-convertible security of similar quality issued by the same company. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Convertible securities are issued and traded in a number of securities markets. Even in cases where a substantial portion of the convertible securities held by the Trust are denominated in U.S. dollars, the underlying equity securities may be quoted in the currency of the country where the issuer is domiciled. As a result, fluctuations in the exchange rate between the currency in which the debt security is denominated and the currency in which the share price is quoted will affect the value of the convertible security. With respect to convertible securities denominated in a currency different from that of the underlying equity securities, the conversion price may be based on a fixed exchange rate established at the time the securities are issued, which may increase the effects of currency risk.

Holders of convertible securities generally have a claim on the assets of the issuer prior to the common stockholders but may be subordinated to other debt securities of the same issuer. Certain convertible debt securities may provide a put option to the holder, which entitles the holder to cause the securities to be redeemed by the issuer at a premium over the stated principal amount of the debt securities under certain circumstances. Certain convertible securities may include loss absorption characteristics that make the securities more equity-like. This is particularly true of convertible securities issued by companies in the financial services sector.

Synthetic convertible securities may include either cash-settled convertibles or manufactured convertibles. Cash-settled convertibles are instruments that are created by the issuer and have the economic characteristics of traditional convertible securities but may not actually permit conversion into the underlying equity securities in all circumstances. As an example, a private company may issue a cash-settled convertible that is convertible into common stock only if the company successfully completes a public offering of its common stock prior to maturity and otherwise pays a cash amount to reflect any equity appreciation. Manufactured convertibles are created by the investment adviser or another party by combining separate securities that possess one of the two principal characteristics of a convertible security, i.e., fixed-income (“fixed-income component”) or a right to acquire equity securities (“convertibility component”). The fixed-income component is achieved by investing in nonconvertible fixed-income securities, such as nonconvertible bonds, preferred securities and money market instruments. The convertibility component is achieved by investing in call options, warrants, or other securities with equity conversion features (“equity features”) granting the holder the right to purchase a specified quantity of the underlying stocks within a specified period of time at a specified price or, in the case of a stock index option, the right to receive a cash payment based on the value of the underlying stock index. A manufactured convertible differs from traditional convertible securities in several respects. Unlike a traditional convertible security, which is a single security that has a unitary market value, a manufactured convertible is comprised of two or more separate securities, each with its own market value. Therefore, the total “market value” of such a manufactured convertible is the sum of the values of its fixed-income component and its convertibility component. More flexibility is possible in the creation of a manufactured convertible than in the purchase of a traditional convertible security. Because many corporations have not issued convertible securities, the

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investment adviser may combine a fixed-income instrument and an equity feature with respect to the stock of the issuer of the fixed-income instrument to create a synthetic convertible security otherwise unavailable in the market. The investment adviser may also combine a fixed-income instrument of an issuer with an equity feature with respect to the stock of a different issuer when the investment adviser believes such a manufactured convertible would better promote the Trust’s objective than alternative investments. For example, the investment adviser may combine an equity feature with respect to an issuer’s stock with a fixed-income security of a different issuer in the same industry to diversify the Trust’s credit exposure, or with a U.S. Treasury instrument to create a manufactured convertible with a higher credit profile than a traditional convertible security issued by that issuer. A manufactured convertible also is a more flexible investment in that its two components may be purchased separately and, upon purchasing the separate securities, “combined” to create a manufactured convertible. For example, the Trust may purchase a warrant for eventual inclusion in a manufactured convertible while postponing the purchase of a suitable bond to pair with the warrant pending development of more favorable market conditions. The value of a manufactured convertible may respond to certain market fluctuations differently from a traditional convertible security with similar characteristics. For example, in the event the Trust created a manufactured convertible by combining a short-term U.S. Treasury instrument and a call option on a stock, the manufactured convertible would be expected to outperform a traditional convertible of similar maturity that is convertible into that stock during periods when Treasury instruments outperform corporate fixed-income securities and underperform during periods when corporate fixed-income securities outperform Treasury instruments.

Fixed-Income

Fixed-income securities include bonds, preferred, preference and convertible securities, notes, debentures, asset-backed securities (including those backed by mortgages), loan participations and assignments, equipment lease certificates, equipment trust certificates and conditional sales contracts. Generally, issuers of fixed-income securities pay investors periodic interest and repay the amount borrowed either periodically during the life of the security and/or at maturity. Some fixed-income securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values, and values accumulate over time to face value at maturity. The market prices of fixed-income securities fluctuate depending on such factors as interest rates, credit quality and maturity. In general, market prices of fixed-income securities decline when interest rates rise and increase when interest rates fall. Fixed-income securities are subject to risk factors such as sensitivity to interest rate and real or perceived changes in economic conditions, payment expectations, liquidity and valuation. Fixed-income securities with longer maturities (for example, over ten years) are more affected by changes in interest rates and provide less price stability than securities with short-term maturities (for example, one to ten years). Fixed-income securities bear the risk of principal and interest default by the issuer, which will be greater with higher yielding, lower grade securities. During an economic downturn, the ability of issuers to service their debt may be impaired. The rating assigned to a fixed-income security by a rating agency does not reflect assessment of the volatility of the security’s market value or of the liquidity of an investment in the securities. Credit ratings are based largely on the issuer’s historical financial condition and a rating agency’s investment analysis at the time of rating, and the rating assigned to any particular security is not necessarily a reflection of the issuer’s current financial condition. Credit quality can change from time to time, and recently issued credit ratings may not fully reflect the actual risks posed by a particular high yield security. For a description of corporate ratings, see Appendix A.

Zero coupon bonds

Zero coupon bonds are debt obligations that do not require the periodic payment of interest and are issued at a significant discount from face value. The discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity at a rate of interest reflecting the market rate of the security at the time of purchase. The effect of owning debt obligations that do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount accretion during the life of the debt obligation. This implicit reinvestment of earnings at a fixed rate eliminates the risk of being unable to invest distributions at a rate as high as the implicit yield on the zero coupon bond, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds may be subject to substantially greater price fluctuations during periods of changing market interest rates than are comparable securities that pay interest currently. The Trust is required to accrue income from zero coupon bonds on a current basis, even though it does not receive that income currently in cash, and the Trust is required to distribute that income for each taxable year. Thus, the Trust may have to sell other investments to obtain cash needed to make income distributions.

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Foreign Currency Transactions

Foreign Currency Transactions. The Trust may engage in spot transactions and forward foreign currency exchange contracts and currency swaps, purchase and sell options on currencies and purchase and sell currency futures and related options thereon (collectively, "Currency Instruments") for purposes of hedging against the decline in the value of currencies in which its portfolio holdings are denominated against the U.S. dollar or, to seek to enhance returns. Such transactions could be effected with respect to hedges on foreign dollar denominated securities owned by the Trust, sold by the Trust but not yet delivered, or committed or anticipated to be purchased by the Trust.

As measured in U.S. dollars, the value of assets denominated in foreign currencies may be affected favorably or unfavorably by changes in foreign currency rates and exchange control regulations. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad. Foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or through entering into derivative currency transactions. Currency transactions are subject to the risk of a number of complex political and economic factors applicable to the countries issuing the underlying currencies. Furthermore, unlike trading in most other types of instruments, there is no systematic reporting of last sale information with respect to the foreign currencies underlying the derivative currency transactions. As a result, available information may not be complete. In an over-the-counter trading environment, there are no daily price fluctuation limits.

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